UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Entry into a Material Definitive Agreement.

On July 31, 2025, J-Star Holding Co., Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 1,250,000 ordinary shares, par value $0.50 per share (the “Ordinary Shares”), at a price of $4.00 per share, generating gross proceeds to the Company of $5,000,000. The Company’s Registration Statement on Form F-1 (File No. 333-286805) for the IPO, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2025 (as amended, the “Registration Statement”) was declared effective by the Commission on July 29, 2025.

In connection with the IPO, the Company entered into the following agreements:

●	An Underwriting Agreement, dated July 29, 2025, by and between the Company and Maxim Group LLC acting as the representative of the several underwriters (the “Representative”).

●	Representative’s Warrants to purchase up to 62,500 ordinary shares at $4.40 per share (the “Representative’s Warrants”), dated July 31, 2025, to Maxim Partners LLC, an affiliate of the Representative.

In connection with the IPO, the Company issued a press release on July 29, 2025, announcing the pricing of the IPO, and a press release on July 31, 2025, announcing the closing of the IPO.

In connection with the IPO, the Company adopted the Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Restated M&A”) in place of the existing memorandum and articles and association, effective July 31, 2025.

Copies of the Underwriting Agreement, the form of Representative’s Warrants, the two press releases, and the Restated M&A are furnished as Exhibits 10.1, 4.1, 99.1, 99.2, and 3.1, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association of J-Star Holding Co., Ltd.
4.1	Form of Representatives’ Warrants.
10.1	Underwriting Agreement, dated July 29, 2025, by and between the Company and Maxim Group LLC.
99.1	Press Release, dated July 29, 2025.
99.2	Press Release, dated July 31, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

By:	/s/ Jing-Bin Chiang
Name:	Jing-Bin Chiang
Title:	Chief Executive Officer

Date: August 1, 2025

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